

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 6, 2008

Mr. Pierce Onthank
President, CEO, Secretary-Treasurer
The American Energy Group, Ltd.
1 Gorham Island, Suite 303
Westport, Connecticut 06880

> **Re:**   **The American Energy Group, Ltd.**
> **Item 4.01 Form 8-K**
> **Filed September 30, 2008**
> **File No. 000-26402**

Dear Mr. Onthank:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that your Form 8-K filed September 30, 2008 pertaining to the change in your certifying accountant is missing multiple disclosures as required by Item 304 of Regulation S-K. For example, you have not stated whether, in either of the past two years and any subsequent interim period preceding the change, there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure or audit scope that would have caused the auditor to make reference to the subject matter of the disagreement in their report as well as you have not stated whether the decision to change accountants was recommended or approved by the audit committee or if the issuer has no such committee, by the board of directors. Please amend your

> filing to include all the appropriate disclosures required by Item 304 of
> Regulation S-K.

2.   Please amend your Form 8-K to include as Exhibit 16, the required letter from
        your former accountant. Refer to Item 304(a)(3) of Regulation S-K for additional
        guidance. Also, since your new auditor issued a report on your June 30, 2008
        financial statements having a date of September 29, 2008, it appears the audit of
        these financial statements was completed in three days based on the engagement
        date you disclosed. Please confirm that this is your position if true.

        As appropriate, please amend your filing and respond to these comments within
five business days or tell us when you will respond. You may wish to provide us with
marked copies of the amendment to expedite our review. Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

If you have any questions, please contact Craig Arakawa at (202) 551-3650, or in his absence, Jenifer Gallagher (202) 551-3076.

Sincerely,

Karl Hiller
Branch Chief